Exhibit 19.1

Insider Trading Policy

This Insider Trading Policy describes the standards of XOMA Royalty Corporation (the “Company”) and its subsidiaries (the "Company") on trading, and causing the trading of, the Company's securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: the first part provides an explanation of insider trading and some of the potential penalties that may be imposed as a result thereof. The second part provides procedures designed to help detect and prevent insider trading. This policy applies to all directors, officers and employees of the Company and their immediate family members, persons who are their economic dependents and any other individuals or entities whose transactions in securities they influence, direct or control (collectively, "Covered Persons") and any consultants that the Company may designate from time to time as "Covered Persons" because of their position, responsibilities or their actual or potential access to material information.

One of the principal purposes of the federal securities laws is to prohibit so-called "insider trading." Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company's securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is "material" and "nonpublic." These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee (or designated consultant) who buys or sells Company stock on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1. Applicability

This Policy applies to all Covered Persons and all trading or other transactions in the Company's securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company's securities, whether or not issued by the Company. The prohibition against insider trading is absolute. It applies even if the decision to trade is not based on such material nonpublic information. It also applies to transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) and also to very small transactions. All that matters is whether you are aware of any material nonpublic information relating to XOMA at the time of the transaction.

2. General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a) No Covered Person may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms "material" and "nonpublic" are defined in Part I, Section 3(a) and (b) below.)

(b) No Covered Person who knows of any material nonpublic information about the Company may communicate that information to ("tip") any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c) No Covered Person may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No Covered Person who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company's authorization.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e) Covered Persons must "pre-clear" all trading in securities of the Company and employees must “pre-clear” all trading in securities of biotech companies in accordance with the procedures set forth in Part II, Section 3 below.

3. Definitions

(a) Material. Insider trading restrictions come into play only if the information you possess is "material." Materiality, however, involves a relatively low threshold. Information is generally regarded as "material" if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

●	financial results or forecasts;
●	status of product or product candidate development or regulatory approvals;
●	clinical data relating to products or product candidates;
●	timelines for pre-clinical studies or clinical trials;
●	acquisitions or dispositions of assets, divisions or companies;
●	public or private sales of debt or equity securities;
●	stock splits, dividends or changes in dividend policy;
●	the establishment of a repurchase program for XOMA’s securities;
●	gain or loss of a significant licensor, licensee or supplier; and
●	changes or new corporate partner relationships or collaborations.
●	notice of issuance or denial of patents;
●	regulatory developments;

●	management or control changes;
●	employee layoffs;
●	a disruption in XOMA’s operations or breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure;
●	tender offers or proxy fights;
●	accounting restatements;
●	litigation or settlements; and
●	impending bankruptcy.

(b) Nonpublic. Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information such as a filing with the Securities and Exchange Commission or a press release via a global newswire service. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

(i) information available to a select group of analysts or brokers or institutional investors;

(ii) undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c) Compliance Officer. The Company has appointed its Chief Financial Officer as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i) assisting with implementation and enforcement of this Policy;

(ii) circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii) pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below; and

(iv) providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) below and any prohibited transactions under Part II, Section 4 below.

(v) providing a reporting system with an effective whistleblower protection mechanism.

4. Exceptions

The trading restrictions of this Policy do not apply to the following:

(a) 401(k) Plan. Investing 401(k) plan contributions in a Company stock fund in accordance with the terms of the Company's 401(k) plan. However, any changes in your investment election regarding the Company’s stock are subject to trading restrictions under this Policy.

(b) ESPP. Purchasing Company stock through periodic, automatic payroll contributions to the Company's Employee Stock Purchase Plan ("ESPP"). However, electing to enroll in the ESPP, making any changes in your elections under the ESPP and selling any Company stock acquired under the ESPP are subject to trading restrictions under this Policy.

(c) Options. Exercising stock options granted under the Company's Amended and Restated 2010 Long Term Incentive and Stock Award Plan for cash or the delivery of previously owned Company stock. However, the sale of any shares issued on the exercise of Company-granted stock options and any cashless exercise of Company-granted stock options are subject to trading restrictions under this Policy.

5. Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profit gains or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gains or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b) Company-Imposed Penalties. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

6. Inquiries

If you have any questions regarding any of the provisions of this Policy, please contact the Company’s internal corporate counsel.

PART II

1. Blackout Periods

All Covered Persons are prohibited from trading in the Company's securities during blackout periods as defined below.

(a) Quarterly Blackout Periods. Trading in the Company's securities is prohibited during the period beginning at the close of the market on the fifth trading day after the end of each fiscal quarter and ending at the close of business on the second trading day following the date the Company's financial results are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company's financial results.

(b) Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an "Approved 10b5-1 Plan") that:

(i) has been reviewed and approved at least one month in advance of any trades thereunder by the Compliance Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Compliance Officer at least one month in advance of any subsequent trades);

(ii) was entered into in good faith by the Covered Person at a time when the Covered Person was not in possession of material nonpublic information about the Company; and

(iii) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Covered Person, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions.

2. Trading Window

Covered Persons are permitted to trade in the Company's securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the DAY THAT BLACKOUT PERIOD UNDER SECTION 1(A) ENDS and ending on the DAY THAT NEXT BLACKOUT PERIOD UNDER SECTION 1(A) BEGINS. However, even during this trading window, a

Covered Person who is in possession of any material non-public information should not trade in the Company's securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3. Pre-clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company's securities.

(b) Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person's spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the trading window closes as provided in this policy. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4. Prohibited Transactions

(a) Covered Persons are prohibited from trading in the Company's equity securities during a blackout period imposed under an "individual account" retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) Covered Persons, including any person's spouse, other persons living in such person's household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company's securities unless advance approval is obtained from the Compliance Officer:

(i) Short-term trading. Company insiders subject to Section 16 of the Securities and Exchange Act of 1934, as amended, who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;

(ii) Short sales. Covered Persons may not sell the Company's securities short;

(iii) Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company's securities;

(iv) Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(v) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5. Short-Swing Trading, Control Shares and Section 16 Reports

Officers and directors subject to the reporting obligations under Section 16 of the Exchange Act should take care to avoid short-swing transactions (within the meaning of Section 16(b) of the Exchange Act) and the restrictions on sales by control persons (Rule 144 under the Securities Act of 1933, as amended), and should file all appropriate Section 16(a) reports (Forms 3, 4 and 5), which are described in XOMA’s Section 16 Compliance Program, and any notices of sale required by Rule 144.

6. Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.